September 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Wei Lu

Re:  OLD DOMINION FREIGHT LINE, INC.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 24, 2021

File No. 000-19582

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated September 14, 2021 from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to Adam N. Satterfield, Senior Vice President – Finance and Chief Financial Officer of Old Dominion Freight Line, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) that was filed on February 24, 2021.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and section headings in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Risk Factors, page 6

1. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

The Company respectfully advises the Staff that it has disclosed the material effects of transition risks related to climate change that may affect its business, financial condition and results of operations. This disclosure is integrated throughout the “Risk Factors” section of the Form 10-K. In particular, the Company refers the Staff to:

•

“Risk Factors—Risks Related to our Business and Operations—Limited supply and increased costs of new equipment may adversely affect our earnings and cash flow” on pages 7-8 for a discussion of material risks related to regulatory changes, including changes in regulations related to exhaust emissions from diesel engines, on the price of our equipment;

•

“Risk Factors—Risks Related to our Business and Operations—We may be adversely impacted by fluctuations in the availability and price of diesel fuel” and “—Our results of operations may be affected by seasonal factors, harsh weather conditions and disasters” on page 8 for a discussion of material risks related to weather conditions and disasters;

•

“Risk Factors—Risks Related to Legal and Regulatory Matters—We are subject to various governmental laws and regulations, and costs of compliance with, liabilities under, or violations of, existing or future governmental laws or regulations could adversely affect our business” on page 13 for a discussion of material risks related to changes to environmental laws and regulations that could impose operational and compliance burdens on the Company; and

•

“Risk Factors—Risks Related to Legal and Regulatory Matters—We may be adversely affected by legal, regulatory, or market responses to climate change concerns” on page 14 for a discussion of material risks related to climate change.

The Company will continue to evaluate the transition risks related to climate change that may affect its business, financial condition and results of operations and disclose the material risks related thereto, updated as appropriate, in its future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

•	quantification of material weather-related damages to your property or operations; and
•	any weather-related impacts on the cost or availability of insurance.

The Company respectfully advises the Staff that the physical effects of climate change have not had a material effect on the Company’s business, financial condition and results of operations.

3. If material, please quantify past capital expenditures for climate-related projects.

The Company respectfully advises the Staff that past capital expenditures for climate-related projects have not had a material effect on the Company’s business, financial condition and results of operations.

4. Quantify any material increased compliance costs related to climate change.

The Company respectfully advises the Staff that any changes in compliance costs related to climate change have not had a material effect on the Company’s business, financial condition and results of operations.

5. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

The Company respectfully advises the Staff that the Company has not purchased or sold any carbon credits or offsets.

*  * * * *

We hope that our response appropriately addresses your comments. Please contact me at 336.822.5519 if you require any additional information or have any questions regarding our response.

Sincerely,

/s/ Kimberly S. Maready

Kimberly S. Maready

Vice President – Accounting and Finance

cc: Adam N. Satterfield